SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



__X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the fiscal year ended December 31, 1997

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXHANGE ACT OF 1934
          For the transition period from ______ to ______.



                        Commission file number: 1-9026



A. Full title of the plan and the address of the plan, if different from that of the issuer below:



                           COMPAQ COMPUTER CORPORATION
                                 INVESTMENT PLAN



B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                           COMPAQ COMPUTER CORPORATION



                       20555 SH 249, Houston, Texas 77070
                                 (281) 370-0670

                   COMPAQ COMPUTER CORPORATION INVESTMENT PLAN
       INDEX TO FINANCIAL STATEMENTS, ADDITIONAL INFORMATION, AND EXHIBITS



The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.


                                                                    Page
                                                                    ----

  Report of Independent Accountants                                    3

  Financial Statements:

    Statement of Net Assets Available for Plan Benefits
       at December 31, 1997 and 1996                                   4

    Statement of Changes in Net Assets Available for Plan Benefits
       for the Year Ended December 31, 1997                            5

    Notes to Financial Statements                                   6-12

  Additional Information:*

    Item 27a - Schedule of Plan Assets Held for Investment
       Purposes at December 31, 1997                                  13

    Item 27d - Schedule of Reportable Transactions for the
       Year Ended December 31, 1997                                   14

  Exhibits:

    (1)  Consent of Independent Accountants                           17


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrative Committee of the Compaq Computer Corporation Investment Plan

In our opinion, the accompanying Statement of Net Assets Available for Plan Benefits and the related Statement of Changes in Net Assets Available for Plan Benefits present fairly, in all material respects, the net assets available for plan benefits of the Compaq Computer Corporation Investment Plan at December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The information in Note 6, Net Assets Available For Plan Benefits by Investment Fund and Note 7, Changes in Net Assets Available for Plan Benefits by Investment Fund is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The schedules listed in the accompanying index and the information by fund have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICE WATERHOUSE LLP
PRICE  WATERHOUSE  LLP

Houston,  Texas
June  30,  1998

                   COMPAQ COMPUTER CORPORATION INVESTMENT PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                      December 31,
                                                  1997           1996
                                              -------------  ------------
Investments, at fair value (Notes 2 and 6)    $ 863,571,747  $530,701,147
Loans to participants                            34,431,947    27,412,263
                                              -------------  ------------
     Net assets available for plan benefits   $ 898,003,694  $558,113,410
                                              =============  ============

The  accompanying  notes  are  an  integral part of these financial statements.

                  COMPAQ COMPUTER CORPORATION INVESTMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


Additions to net assets attributed to:
  Employee contributions                                  $ 39,952,557
  Employer contributions, less forfeitures of $2,090,000    24,862,424
  Rollover contributions                                    16,856,088
  Interest on participant loans                              2,779,485
  Investment income                                         13,451,490
  Net appreciation in fair market value of investments     280,738,999
                                                          ------------
                                                           378,641,043
Deductions from net assets attributed to:
  Benefits paid to participants                             38,188,544
  Administrative expenses                                      562,215
                                                          ------------
                                                            38,750,759

    Net increase                                           339,890,284

Net assets available for plan benefits:
    Beginning of year                                      558,113,410
                                                          ------------
    End of year                                           $898,003,694
                                                          ============

The  accompanying  notes  are  an  integral part of these financial statements.

                  COMPAQ COMPUTER CORPORATION INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS



Note  1  -  Description  of  the  Plan  and  Significant  Accounting  Policies:

Compaq Computer Corporation (the Company) initially adopted the Compaq Computer Corporation Savings Plan effective April 1, 1985, to establish a savings and investment plan for the benefit of the Company's employees and their beneficiaries. The Compaq Computer Corporation Savings Plan was renamed the Compaq Computer Corporation Investment Plan (the Plan) effective January 1, 1986, pursuant to a Plan amendment on October 28, 1986. There were no material changes in the Plan as a result of amendments in 1997.

The following description of the Plan provides only general information. Eligible employees may refer to the official Investment Plan document, as amended, for a more complete description of the Plan's provisions. Capitalized terms used and not otherwise defined herein are as defined in the Plan.

Basis  of  Accounting  -

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment  Valuation  and  Income  Recognition  -

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Loans to participants are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Payment  of  Benefits  -

Benefits  are  recorded  when  paid.

Participation  -

The Plan is a voluntary defined contribution plan. Employees are eligible to participate at the beginning of any month after completion of six months of service with the Company. Participants may contribute to the Plan, through salary reduction, an amount between 1% and 14% of Base Compensation. Participants may change their (i) contribution percentage at the beginning of any month, (ii) allocation of contributions to the funds (in 1% increments) on a daily basis, and (iii) allocation of investment balances in the Company's Common Stock Fund and the mutual funds on a daily basis. All participating employees of the Company are required to adhere to the Company's policy regarding insider trading, and executive officers are required to adhere to rules issued by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended. Each Participant's annual salary reduction contribution is limited to the maximum amount permitted by the Secretary of the Treasury ($9,500 in 1997).

Contributions  -

The Company is required to make monthly matching contributions to the Plan in an amount equal to the respective Participant's salary reduction contribution, subject to a maximum of 6% of the Participant's Base Compensation up to a maximum of $160,000. The Company may also make, in its discretion, additional matching contributions at the end of the Plan Year out of current or accumulated earnings. At its discretion, the Company may make additional Company contributions to the accounts of certain Participants to the extent necessary to meet tests imposed by the Internal Revenue Code (Code).

Investment  Options  -

Participants are permitted to direct the investment of all Company matching contribution and Participant salary reduction contributions into any of the following eight funds:

* Warburg Pincus Institutional International Equity Fund, a fund that seeks long-term capital appreciation by investing in a broadly diversified portfolio of equity securities of companies that have their principal business activities and interests outside the United States.

* Vanguard Explorer Fund, a fund that seeks to provide long-term capital appreciation by investing in the common stocks of relatively small, unseasoned or embryonic companies.

* Vanguard Money Market Prime Portfolio Fund, a money market fund, seeks maximum current income consistent with the preservation of capital and liquidity.

* Vanguard Short-Term Corporate Bond Fund seeks to provide the highest level of current income consistent with the conservation of capital and the investment policy of the fund.

* Vanguard Index 500 Portfolio Fund, a stock market index fund that attempts to replicate the investments and returns of the U.S. equity market, as represented by the Standard & Poor's 500 Index.

* Vanguard Primecap Fund, a fund that invests primarily in dividend-paying common stocks selected on the basis of greater-than-average earnings growth potential, consistency of earnings growth, and quality of management.

* Vanguard Equity Income Funds seeks to provide a stable, high level of dividend income and long-term growth of income and capital.

* The Compaq Stock Fund, a fund that is comprised of common stock of the Company.

Participants'  Accounts  -

Each Participant's account is credited with his or her elective deferral contribution, the Company's matching contribution, any rollover contribution, and an allocation of Plan earnings or losses. Allocations of Plan earnings or losses are based upon the earnings or losses of the fund or funds in which a Participant has directed the investments of his or her account balances, on a pro rata basis. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account balances net of any outstanding loans against those vested amounts.

Vesting  -

Participants are immediately vested in their elective deferral contributions and rollover contribution, and any net earnings thereon. Within the Participant's first five years of service with the Company, the Company matching contributions vest one-third on December 31 of the year of contribution, one-third on December 31 of the first succeeding year and one-third on December 31 of the second succeeding year. All Company matching contributions become 100% vested after a Participant has attained five years of service with the Company. The Plan provides for full vesting in the respective Company matching contributions for Participants who attain the age of 65, die while employed by the Company, terminate employment on or after age 55, or terminate employment due to total and permanent disability.

Loans  -

Participants may borrow up to 50% of the current value of their vested account balances, including any earnings or losses. The minimum amount that may be borrowed is $1,000 ($100 for a loan for certain hardship purposes) and the maximum is $50,000 less the highest outstanding principal balance of any loan outstanding within the past twelve months. Loan terms range up to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate of 1 percent above the prime rate for the term of the loan. A Participant may originate three loans within a calendar year and can have no more than three loans outstanding at any given time. The carrying value of Participant loans approximates fair value.

Forfeitures  -

Forfeitures of terminated Participants' nonvested accounts serve to reduce subsequent Company contributions and to pay reasonable administrative expenses. Forfeitures aggregated $2,495,629 (exclusive of subsequent earnings) and $2,090,000 was used to reduce Company contributions for the year ended December 31, 1997. An additional $521,296 was used to pay administrative expenses.

Administration  -

Vanguard Group, Inc. is trustee for the administration of the Plan assets. Expenses incidental to the administration of the Plan and Trust are paid by the Trust, unless paid by the Company. The Plan paid $562,215 during 1997, of which $521,296 were paid by the Company out of forfeitures and $40,919 were charged against earnings in the Warburg Pincus Institutional International Equity Fund.

Payment  of  Benefits  -

Participants or their designated beneficiaries are entitled to receive a lump-sum distribution of all vested amounts net of any outstanding loans against those vested amounts in the event of termination of service or death. In addition, a participant who has reached age 59 1/2 may make withdrawals of his vested amounts while employed by the Company.

Estimates-

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates. Management believes the estimates are reasonable.

Note  2  -  Investments

The number of shares and net asset values or quoted market price for each fund are as follows:


                                                        Number of   Net Asset Value/
                                                          Shares      Market Price
                                                        ----------  -----------------
Warburg Pincus Institutional International Equity Fund   1,183,895  $           14.50
Vanguard Explorer Fund                                     407,722              55.30
Vanguard Money Market Prime Portfolio Fund              48,859,864               1.00
Vanguard Short-Term Corporate Bond Fund                  1,034,310              10.81
Vanguard Index 500 Portfolio Fund                        1,252,742              90.07
Vanguard Primecap Fund                                   2,159,498              39.57
Vanguard Equity Income Fund                                 58,186              22.39
Compaq Stock Fund                                       19,994,820              28.22




Net realized gains determined based on the current value method related to sales of the Company's stock and related to the sales of mutual fund investments for year ended December 31, 1997 are $31,635,891 and $10,745,746 respectively. Proceeds and costs related to sales of the Company's stock and related to the sales of mutual fund investments for the year ended December 31, 1997 are $152,348,789 and $120,712,898 and $259,010,178 and $248,264,432 respectively.




The Compaq share price reflects a five-for-two stock split in July 1997 and a two-for-one stock split in January 1998.

Note  3  -  Plan  Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will be credited with a 100% vested interest in their respective Company matching contributions and net earnings thereon.

Note  4  -  Federal  Income  Tax  Status:

Management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and therefore the related trust is exempt from taxation under Code Section 501(a). In connection with certain amendments to the Plan, the Internal Revenue Service granted a favorable letter of determination to the Plan in January 1995.

Note  5  -  Party-in-Interest  Transactions:

During 1997, the Plan held certain assets in mutual funds managed by Vanguard Group, Inc. Any purchases and sales of these funds are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the Code and ERISA.

Note  6  -  Net  Assets  Available  For  Plan  Benefits  by  Investment  Fund:


                                DECEMBER 31, 1997


                                            Warburg
                                             Pincus                       Vanguard       Vanguard      Vanguard
                                         Institutional    Vanguard      Money Market    Short-Term    Index 500      Vanguard
                                          International    Explorer         Prime        Corporate    Portfolio     Primecap
                                          Equity Fund       Fund      Portfolio Fund*    Bond Fund      Fund*          Fund*

                                         --------------  -----------  ----------------  -----------  ------------  ------------
Investments, at fair value               $   17,166,491  $22,547,035  $     48,859,864  $11,180,891  $112,834,490  $85,451,349
Loans to participants
                                         --------------  -----------  ----------------  -----------  ------------  ------------
Net assets available for plan  benefits  $   17,166,491  $22,547,035  $     48,859,864  $11,180,891  $112,834,490  $85,451,349
                                         ==============  ===========  ================  ===========  ============  ===========




                                          Vanguard
                                           Equity      Company
                                           Income       Stock      Participant
                                            Fund        Fund*         Loans         Total
                                         ----------  ------------  ------------  ------------
Investments, at fair value               $1,302,801  $564,228,826                $863,571,747
Loans to participants                                              $ 34,431,947    34,431,947
                                         ----------  ------------  ------------  ------------
Net assets available for plan  benefits  $1,302,801  $564,228,826  $ 34,431,947  $898,003,694
                                         ==========  ============  ============  ============


*Fund  balance  represents  more  than  5%  of  total  net  assets  available  for  plan  benefits.

Note  6 (continued) - Net Assets Available For Plan Benefits by Investment Fund:


                                DECEMBER 31, 1996


                                        Warburg Pincus
                                                                           Vanguard       Vanguard      Vanguard
                                         Institutional     Vanguard      Money Market    Short-Term    Index 500      Vangaurd
                                         International     Explorer         Prime         Corporate    Portfolio      Primecap
                                          Equity Fund        Fund      Portfolio Fund*    Bond Fund      Fund*          Fund*
                                        ---------------  ------------  ----------------  -----------  ------------  -------------
Investments, at fair value              $    19,837,930  $ 22,981,647  $     66,559,573  $ 9,975,751  $ 88,850,986  $  62,287,111
Loans to participants
                                        ---------------  ------------  ----------------  -----------  ------------  -------------
Net assets available for plan benefits  $    19,837,930  $ 22,981,647  $     66,559,573  $ 9,975,751  $ 88,850,986  $  62,287,111
                                        ===============  ============  ================  ===========  ============  =============




                                           Company
                                            Stock      Participant
                                            Fund*         Loans         Total
                                        -------------  ------------  ------------
Investments, at fair value              $ 260,208,149                $530,701,147
Loans to participants                                  $ 27,412,263    27,412,263
                                        -------------  ------------  ------------
Net assets available for plan benefits  $ 260,208,149  $ 27,412,263  $558,113,410
                                        =============  ============  ============

*Fund  balance  represent  more  than  5%  of  total  net  assets  available  for  plan  benefits.

Note  7  - Changes in Net Assets Available For Plan Benefits by Investment Fund:
                   FOR THE YEAR ENDED DECEMBER 31, 1997

                                                          Warburg                     Vanguard
                                                          Pincus                        Money        Vanguard       Vanguard
                                                       Institutional     Vanguard       Market       Short-Term     Index 500
                                                       International     Explorer        Prime       Corporate      Portfolio
                                                        Equity Fund        Fund        Portfolio     Bond Fund        Fund
                                                      ---------------  ------------  -------------  ------------  -------------
Additions to net assets attributed to:
Employee contributions                                $    1,728,807   $ 2,414,434   $  4,360,114   $ 1,080,495   $  7,439,389
Employer contributions,   less forfeitures                 1,150,146     1,588,099      1,093,381       760,458      4,985,192
Rollover contributions                                       332,969       752,459      2,410,287       788,323      3,843,694
Interest on participant loans                                 71,103        90,642        465,165        46,363        412,021
Investment income                                          1,509,612     2,233,435      3,399,510       661,226      2,433,833
Net appreciation in fair market value of investments      (1,788,315)    1,158,632              -        61,984     27,549,231
                                                      ---------------  ------------  -------------  ------------  -------------
                                                           3,004,322     8,237,701     11,728,457     3,398,849     46,663,360

Deductions from net assets attributed to:
Benefits paid to participants                             (1,129,133)   (1,120,431)    (8,491,037)     (990,388)    (5,806,909)
Administrative expenses                                      (40,919)            -       (521,296)            -              -
Interfund transfers                                       (4,505,709)   (7,551,882)   (20,415,833)   (1,203,321)   (16,872,947)

Net increase/decrease                                     (2,671,439)     (434,612)   (17,699,709)    1,205,140     23,983,504

Net assets available at the Beginning of Period           19,837,930    22,981,647     66,559,573     9,975,751     88,850,986
                                                      ---------------  ------------  -------------  ------------  -------------

NET ASSETS AVAILABLE AT END OF PERIOD                 $   17,166,491   $22,547,035   $ 48,859,864   $11,180,891   $112,834,490
                                                      ===============  ============  =============  ============  =============




                                                        Vanguard        Vanguard         Compaq
                                                        Primecap      Equity Income       Stock       Participant
                                                          Fund            Fund            Fund           Loans          Total
                                                      -------------  ---------------  -------------  -------------  -------------
Additions to net assets attributed to:
Employee contributions                                $  6,174,253   $       40,074   $ 16,714,991              -   $ 39,952,557
Employer contributions,   less forfeitures               4,098,741           26,704     11,159,703              -     24,862,424
Rollover contributions                                   2,629,263           68,900      6,030,193              -     16,856,088
Interest on participant loans                              314,948            1,570      1,377,673              -      2,779,485
Investment income                                        3,143,155           70,719              -              -     13,451,490
Net appreciation in fair market value of investments    20,714,381            9,681    233,033,405              -    280,738,999
                                                      -------------  ---------------  -------------  -------------  -------------
                                                        37,074,741          217,648    268,315,965              -    378,641,043

Deductions from net assets attributed to:
Benefits paid to participants                           (3,566,339)          (2,883)   (15,636,506) $  (1,444,918)   (38,188,544)
Administrative expenses                                          -                -              -              -       (562,215)
Interfund transfers                                    (10,344,165)       1,088,036     51,341,218      8,464,603
                                                      -------------  ---------------  ------------  --------------  -------------
Net increase/decrease                                   23,164,237        1,302,801    304,020,677      7,019,685    339,890,284

Net assets available at the Beginning of Period         62,287,112                -    260,208,149     27,412,262    558,113,410
                                                      -------------  ---------------  -------------  -------------  -------------

NET ASSETS AVAILABLE AT END OF PERIOD                 $ 85,451,349   $    1,302,801   $564,228,826   $ 34,431,947   $898,003,694
                                                      =============  ===============  =============  =============  =============

                   COMPAQ COMPUTER CORPORATION INVESTMENT PLAN
         LINE 27A - SCHEDULE OF PLAN ASSETS HELD FOR INVESTMENT PURPOSES
                              AT DECEMBER 31, 1997


(a)  (b)                                                            (c)              (d)            (e)
                                                               Description of                     Current
     Identity of issue                                           investment         Cost           value
     -------------------------------------------------------  ----------------  -------------  -------------
  *  Warburg Pincus Institutional International Equity Fund   Mutual Fund       $  18,104,010  $  17,166,491

  *  Vanguard Explorer Fund                                   Mutual Fund          21,615,017     22,547,035

  *  Vanguard Money Market Prime Portfolio Fund               Mutual Fund          48,859,864     48,859,864

  *  Vanguard Short-Term Corporate Bond Fund                  Mutual Fund          11,139,054     11,180,891

  *  Vanguard Index 500 Portfolio Fund                        Mutual Fund          80,418,033    112,834,490

  *  Vanguard Primecap Fund                                   Mutual Fund          65,535,643     85,451,349

  *  Vanguard Equity Income Fund                              Mutual Fund           1,296,559      1,302,801

  *  Compaq Stock Fund                                        Common Stock        233,334,921    564,228,826
                                                              $  .01 par value

  *  Participant Loans                                        **                   34,431,947     34,431,947
                                                                                -------------  -------------

     Plan assets held for investment                                            $ 514,735,048  $ 898,003,694
                                                                                =============  =============

* Represents  an  investment  associated  with  a  party-in-interest.
**Participant  loans  consist  of  general  purpose  and home purchase loans made to Participants from their account  balances, which  have  repayment  periods  not  to  exceed five and  thirty years, respectively.  The interest rates at December 31, 1997 range from 6%  to  11.5%

                   COMPAQ COMPUTER CORPORATION INVESTMENT PLAN
                 LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR  THE  YEAR  ENDED  DECEMBER  31,  1997


(a)                                 (b)            (c)             (d)             (e)          (f)           (g)
Identity of party involved      Description     Purchase                                      Expense
                                 of asset         price       Selling price   Lease Rental   Incurred    Cost of asset
-----------------------------  -------------  -------------  ---------------  -------------  ---------  ---------------
Compaq Stock Fund              Common stock   $ 224,277,713

Compaq Stock Fund              Common stock                  $   152,348,789                            $   103,773,702

Vanguard Index 500 Porfolio    Mutual Fund       39,775,966
Fund

Vanguard Index 500 Portfolio   Mutual Fund                        43,131,942                                 34,726,341
Fund

Vanguard Money Market          Mutual Fund      129,448,598
Reserves-Prime Portfolio

Vanguard Money Market          Mutual Fund                       148,747,710                                148,747,710
Reserves-Prime Portfolio

Vanguard Primecap Fund         Mutual Fund       35,813,022

Vanguard Primecap Fund         Mutual Fund                        33,274,456                                 27,320,658



(a)                                   (h)                  (i)
                                Current value on                                              Number of
Identity of party involved      transaction date   Net gain or (loss)   Number of Sales       Purchases
-----------------------------  ------------------  -------------------  ---------------  -------------------
                                                                                                         252
Compaq Stock Fund              $      224,277,713

Compaq Stock Fund                     152,348,789  $        48,575,087              251

Vanguard Index 500 Porfolio            39,775,966                                                        250
Fund

Vanguard Index 500 Portfolio           43,131,942            8,405,601              253
Fund

Vanguard Money Market                 129,448,598                                                        256
Reserves-Prime Portfolio

Vanguard Money Market                 148,747,710                                   253
Reserves-Prime Portfolio

Vanguard Primecap Fund                 35,813,022                                                        248

Vanguard Primecap Fund                 33,274,456            5,953,798              251


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                           COMPAQ  COMPUTER  CORPORATION
                           INVESTMENT  PLAN



Date:  June  26,  1998     By:  /s/Linda  Auwers
                              ------------------
                              Linda  Auwers
                              Vice President and Associate General Counsel, Corporate Compliance
                              Compaq  Computer  Corporation